April 10, 2009
VIA EDGAR AND COURIER
Donna Levy
 Securities and Exchange Commission
 Division of Corporation Finance
 100 F Street, N.E.
 Mail Stop 7010
 Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Amendment #2 to the Registration Statement on Form S-1 Filed on November 21, 2008 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated December 4, 2008. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment #2 to the Registration Statement on Form S-1 filed November 21, 2008. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
Liquidity and Capital Resources
Contractual Obligations, page 44
1.	We note from your disclosures on page F-19 that you have experienced a significant increase in your unfunded liability for pension and postretirement benefits during the nine months ended September 30, 2008. Please tell us what consideration you gave to discussing the impact of the Pension Protection Act of 2006 on the funding requirements for your pension and postretirement benefit plans. See instruction 5 to paragraph (a) and Instruction 7 to paragraph (b) of Item 303 of Regulation S-K.
Response: The Company has revised its disclosure on page 42 of the Prospectus.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 45

2.	We reissue prior comment number 3 from our letter dated October 21, 2008. Please provide us with the requested information upon determination of your IPO price.
Response: At this time, given the volatility of the public trading market and the uncertainty of the timing of the Company’s initial public offering of shares of common stock, the Company and the underwriters have not yet agreed to a price range for the offering. The Company will provide additional disclosure on this topic supplementally to the Staff as such information becomes available.
Executive Compensation
Compensation Discussion and Analysis
Base Salary, page 77
3.	We note your statement that it is your practice to maintain salaries at a level that you believe is below the prevailing range for similar positions. Expand your disclosure to clarify how you determine the prevailing range and how far below the range that the NEO’s salaries fall.
Response: The Company has revised its disclosure on page 75 of the Prospectus.
Annual Cash Incentive Awards, page 78
4.	We note your response to our prior comment 5 and your statement that the committee has the discretion to increase or decrease the size of the STI pool to account for specific considerations applicable to a particular year. Finally we note your statement on page 79 that you established the STI pool at 84% of the maximum STI amount and the LTI pool at 76% of the maximum LTI amount. To give context to these statements, please expand your discussion to state how, and when, you initially determine the maximum STI and LTI amounts that may be payable in any one year. Provide examples of the types of considerations that would cause the committee to increase or decrease the size of the STI pool (and LTI pool if applicable) in any given year. Clarify the difference between the STI and LTI pools and the STI and LTI maximum amounts.
Response: The Staff’s comment has been mooted by the passage of time. In describing compensation decisions for 2008, we have taken the Staff’s previous comments into account, to the extent relevant. However, the discussion now relates to a different process than that described in the previous amendment.
Analysis of 2007 Variable Compensation, page 79
5.	We note your response to our prior comment 6. To give context to your discussion, please disclose the 2007 salary targets established for each NEO regarding the STI and LTI awards and the actual percentage awards made to each NEO so an investor can better understand how the committee viewed the NEO’s contribution to the company.
Response: The Staff’s comment has been mooted by the passage of time. In describing compensation decisions for 2008, we have taken the Staff’s previous comments into account, to the extent relevant. However, the discussion now relates to a different process than that described in the previous amendment.
6.	State the maximum STI and LTI amounts established for 2007. Further explain why you established the STI pool for 2007 at 84% of the maximum amount.
Response: The Staff’s comment has been mooted by the passage of time. In describing compensation decisions for 2008, we have taken the Staff’s previous comments into account, to the extent relevant. However, the discussion now relates to a different process than that described in the previous amendment.
     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Richard J. Sandler
Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Mark Kronforst (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.) Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP) Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)